FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Banco Francés” reports consolidated first quarter earnings for fiscal year 2011”.

Buenos Aires, May 10, 2011 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year 2011

Highlights

•	BBVA Francés’ earnings continued to grow, in annual terms, registering an increase of 22.4%, and totaling AR$ 195.5 million.

•

Recurring net interest income grew 29.4% in the last twelve months and 12.5% compared with the previous quarter; this increase was based on the improvement of private net interest margin, mainly due to increases in the most profitable segments of the private sector loan portfolio.

•

In line with the expansion of consumption and with a significant pace of growth, the private sector loan portfolio totaled AR$ 16.4 billion, by the end of March 31, 2011, an increase of 57.3% and 7.6% compared with the same quarter of 2010 and with the previous quarter, respectively.

•	BBVA Francés remains the leading bank in the financial system regarding asset quality: as of March 31, 2011, the non-performing loan ratio reached 0.51% with a coverage ratio of 482.6%.

•

In terms of liabilities, total deposits increased 29.8% compared with the same quarter in the previous year and 7.0% compared with the previous quarter. Both sight accounts as well as time deposits showed important growth during these periods.

•

BBVA Francés maintained adequate levels of liquidity and solvency. As of March 31, 2011, liquid assets (cash and due from banks plus central bank instruments) represented 40.7% of bank’s deposits. The capital ratio reached 14.0% of the weighted risk assets.

•	On February 10, 2011, the Boards of Directors of BBVA Banco Francés S.A and of Consolidar Comercializadora S.A signed a Preliminary Merger Commitment, through which Consolidar Comercializadora S.A. will be merged into BBVA Banco Francés S.A. based on the balance sheet of both companies as of December 31, 2010. The shareholders of both companies approved such agreement at Shareholder’s Meetings. Furthermore, at BBVA Banco Francés Shareholder’s Meeting, held on March 30, 2011, they approved a capital increase as a result of the merger, issuing 516,544 ordinary shares, with par value AR$ 1 and 1 vote per share.

•

At BBVA Banco Francés’ Ordinary and Special Shareholders Meeting, the shareholders approved the distribution of cash dividends totaling AR$ 804 million. The approved dividends were distributed on April 26, 2011, pro-rata to shares held at face value by each shareholder, equivalent to AR$ 1.498999 by share.

•

On March 31, 2011, BBVA Banco Francés, and Banco Bilbao Viscaya Argentaria S.A., owned of 66.21% and 33.79% of the shares of Consolidar Compañia de Seguros de Retiro S.A., respectively, entered into a Share Purchase Agreement to sell 100% of the shares to Grupo Dolphin Holding S.A . This transaction will close upon receiving the applicable authorization from the Argentine Insurance Superintendence, and the completion of all other terms and conditions of the transfer.

Economic Environment

The Argentine economy continued to grow during January and February 2011, although at a slightly slower pace than in 2010. The Monthly Estimator of Economic Activity (EMAE) grew 9.1 % compared with the same period during the previous year.

The primary fiscal surplus of the national public sector was AR $ 4,846 million during the quarter, an increase of 39.6 % compared with the same period of 2010. Total public sector revenues grew 31.7% in the period while fiscal expenditures grew at a slightly lower rate of 31.3%. The most important taxes, such as VAT and Income tax, were the main contributors to higher fiscal results.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) accumulated an increase of 2.3 % during the first quarter of 2011(9.7 % yoy in March).

The Argentine Central Bank (BCRA) intervention in the FX market was a net purchase of US$ 3,143 million during the quarter, an increase of 158% compared with the same quarter of 2010. The exchange rate (BCRA reference rate) closed at AR$ 4,052 per U.S. dollar, an increase of 1.9 % compared with December 30, 2010.

The accumulated trade balance for January and February ended with a surplus of US$ 1.121 billion, 38.4 % lower than the same period of last year due to growth in imports.

The stock of international reserves was US$ 51.29 billion at the end of March, decreasing by US$ 891 million during the quarter. In spite of strong Central Bank intervention in the FX market, the Government had to face significant debt payments which prevented a further increase in international reserves.

The Badlar rate at private banks averaged 11.14 % average during the last month of the quarter, an increase of only 6 bp compared with the average during December 2010. The financial system’s liquidity continued to be relatively high during the quarter and, consequently, the Badlar rate volatility remained low.

Total deposits in the financial system increased 7.0 % on average in the first quarter of 2011, while private sector deposits grew 6.0%. Private sector loans increased 8.1 % during the same period. Both variables reflected a slowdown in the rhythm of growth compared with their performance during the fourth quarter of 2010.

The Bank

BBVA Francés continued to develop and implement a Client Relationship Model, based on creating and offering valuable products to our customers at each stage of their lives and especially on maintaining excellent customer service relationships with them.

In line with that strategy, during the first months of the year, the Bank maintained the commercial actions that were implemented in 2010, both, in the retail segment as well as in the middle market segment.

The agreement with Lan was a success. Similarly, the agreement signed with Time for Fun, was also a success and 35% of the tickets sold for shows produced by the company were bought with BBVA Francés credit cards.

During the summer months, BBVA Francés and Lan offered interesting promotions, such as ticket sales to different Argentine cities offered in 18 installments at 0% interest rate. In addition, the Bank provided its clients with the best benefits and promotions through the Francés Go. The Bank also launched to the market the new credit card “BBVA Francés Lan Xeneixe Mastercard”, which added advantages for sports fans in addition to the traditional features offered by credit cards.

Continuing its support for the development of agriculture in the country, BBVA Francés was present in the most important fair of the sector, “Expoagro”, offering a wide range of products specifically for the agricultural segment. During such exposition, BBVA Francés and BICE (Banco de Inversión y Comercio Exterior) signed an agreement in order to offer special credit lines to finance the purchase of machinery, at competitive interest rates and market conditions. In addition, it launched the Visa Agro-Lanpass credit card, an innovative product for the industry.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2011 have been translated into pesos at the reference exchange rate of AR$ 4.0520 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Net Financial Income	503,113	739,037	476,619	-31.9%	5.6%
Provision for loan losses	(41,576)	(64,287)	(30,706)	-35.3%	35.4%
Net income from services	303,827	290,356	263,480	4.6%	15.3%
Administrative expenses	(531,176)	(505,310)	(460,088)	5.1%	15.5%
Operating income	234,188	459,796	249,305	-49.1%	-6.1%
Income (Loss) from equity investments	38,820	16,187	5,665	139.8%	585.3%
Income (Loss) from Minority interest	(3,776)	(4,997)	(4,486)	-24.4%	-15.8%
Other Income/Expenses	8,203	7,634	(5,270)	7.5%	-255.7%
Income tax and Minimum Presumed Tax	(81,953)	(80,748)	(85,540)	1.5%	-4.2%
Net income for the period	195,482	397,872	159,674	-50.9%	22.4%
Net income per share (2)	0.36	0.74	0.30	-50.9%	22.4%
Net income per ADS (3)	1.09	2.23	0.89	-50.9%	22.4%

(1)	Exchange rate: 4.0520 Ps. = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares.

Net income for the first quarter of 2011 reached AR$ 195.5 million, which represents a decrease compared with the previous quarter, however compared with the same quarter in 2010, net income grew 22.4%.

It is important to mention that the fourth quarter 2010 earnings included non-recurring effects generated by the increase in the public assets valuations, while during the first quarter of 2011; the non-recurring effects recorded a loss. Consequently, during the first quarter of 2011 recurring income increased 19.4% compared with the previous quarter.

Such performance was mainly due to net financial income.

Provisions for loan losses for the first quarter of 2011 decreased compared with the previous quarter, and increased compared with the same quarter in 2010, mainly as a consequence of the significant expansion in the private sector loan portfolio.

During the first quarter of 2011, net income from services grew 4.6% mainly due to lower service charge expenses and higher revenues related to deposits. Compared with the same quarter in 2010, the increase was 15.3% principally due to higher revenues related to credit cards and deposits services.

Total administrative expenses increased 5.1% and 15.4% compared with the fourth quarter of 2010 and with the same quarter of 2010, respectively, driven by increases in general expenses and, to a lesser extent, in personnel expenses.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Return on Average Assets (1)	2.54%	5.28%	2.70%	-51.9%	-6.1%
Return on Average Shareholders’ Equity	23.0%	45.2%	21.3%	-49.1%	8.2%
Net fee Income as a % of Recurrent Operating Income	37.7%	28.2%	35.6%	33.5%	5.8%
Net fee Income as a % of Administrative Expenses	57.2%	57.5%	57.3%	-0.5%	-0.1%
Adm. Expenses as a % of Recurrent Operating Income (2)	65.8%	49.1%	62.2%	34.1%	5.9%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income decreased 31.9% with respect to the previous quarter, however compared with the same quarter in 2010, it grew 5.6%.

Recurring income grew 12.5% in the first three months of the year, whereas compared with the same quarter of 2010, the increase was 29.4%. Such growth is based on the private sector financial margin growth due to higher incomes, consequence of the increase in the loan portfolio, mainly in the most dynamic sectors.

Income related to foreign currency exchange showed an improvement over the previous quarter and a decrease compared with the first quarter of 2010.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10

Net financial income	503,113	739,037	476,619	-31.9%	5.6%
Net income from financial intermediation	269,578	260,363	197,759	3.5%	36.3%
CER adjustment	8,825	(278)	205	-3274.5%	4204.9%
Income from securities and short term investments	121,366	389,240	180,426	-68.8%	-32.7%
Interest on Government guaranteed loans	12,211	16,910	21,692	-27.8%	-43.7%
Foreign exchange difference	45,952	38,719	41,910	18.7%	9.6%
Others	45,181	34,083	34,627	32.6%	30.5%

Income from Public and Private

Securities

Income from public and private securities decreased 66.4% compared with the previous quarter, due to the loss generated by public bonds valuations during this quarter. .

Recurring incomes increased 19.2% and 67.8% compared with the previous quarter and to the same quarter of 2010, respectively.

It is important to note that beginning on March 1, 2011, according to Central Bank Communication A 5180, the presentation criteria on which public assets were registered changed, rendering the “available for sale” category no longer valid, consequently, the unrealized valuation difference generated by such portfolio was recorded in the income statement.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Income from securities and short-term investments	121,366	361,066	144,563	-66.4%	-16.0%

Holdings booked at fair value	29,606
Holdings booked at amortized cost	—
Trading account	—	136,980	7,505	-100.0%	-100.0%
Available for sale	—	24,292	19,984	-100.0%	-100.0%
Bills and Notes from the Central Bank	92,640	59,148	91,764	56.6%	1.0%
Other fixed income securities	(880)	140,645	25,310	-100.6%	-96.5%

CER adjustment	—	28,174	35,863	-100.0%	-100.0%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	—	28,174	35,863	-100.0%	-100.0%

Net Income from Services

Net Income from services in the first quarter of 2011 increased 4.5% compared with the previous quarter and 15.3% compared with the same quarter of 2010.

The growth over the previous quarter is the result of lower services charge expenses related to promotions for debit and credit card purchases,

together with higher income from deposits services, partially offset by lower fees for advisor and capital markets services and for credit cards.

The increase compared with the first quarter of 2010, is mainly due to higher income related to credit cards, sight accounts and insurance operations partially offset by higher credit card service charge expenses.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Net income from services	303,827	290,356	263,480	4.6%	15.3%

Service charge income	412,234	417,549	336,747	-1.3%	22.4%
Service charges on deposits accounts	107,478	101,279	94,878	6.1%	13.3%
Credit cards and operations	138,245	141,790	108,738	-2.5%	27.1%
Insurance	37,736	38,951	30,858	-3.1%	22.3%
Capital markets and securities activities	2,479	10,149	5,742	-75.6%	-56.8%
Fees related to foreign trade	17,334	19,571	13,856	-11.4%	25.1%
Other fees	108,962	105,810	82,676	3.0%	31.8%

Services Charge expense	(108,407)	(127,194)	(73,267)	-14.8%	48.0%

Administrative Expenses

Administrative expenses increased 5.1% during the first quarter of 2011, while annual growth was 15.4%.

Both, personnel expenses and general expenses increased during these periods.

Personnel expenses grew 6.5% in the first quarter, and 8.8% during the last twelve months.

The increase in general expenses, compared with the previous quarter, was due to higher tax charges, organization expenses and other expenses. Such increases were partially offset by lower advertising and promotional expenses and fees.

The increase in general expenses compared with the same quarter of 2010, is due to higher advertising and promotional expenses for more active advertising campaigns, organization expenses and amortizations, mainly related to a higher activity volume and investments associated with changing the branch offices image.

As of March 31, 2011, the Bank and its subsidiaries (except the Consolidar Group) had 4,629 employees. The branch office network totaled 267 offices, including 240 consumer branch offices and 27 branch offices specializing in the middle-market segment. Corporate Banking has 7 business units grouped by industry. In addition, the Bank has 15 in-company branches, 4 branch offices for large corporate and institutional clients and 2 points of sale.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Administrative expenses	(531,176)	(505,310)	(460,088)	5.1%	15.5%

Personnel expenses	(318,247)	(298,849)	(292,396)	6.5%	8.8%
Electricity and Communications	(10,131)	(10,700)	(8,585)	-5.3%	18.0%
Advertising and Promotion	(24,295)	(27,028)	(17,730)	-10.1%	37.0%
Honoraries	(8,399)	(10,655)	(8,507)	-21.2%	-1.3%
Taxes	(36,891)	(33,662)	(28,674)	9.6%	28.7%
Organization and development	(6,593)	(5,756)	(5,185)	14.5%	27.2%
Amortizations	(15,024)	(15,334)	(13,280)	-2.0%	13.1%
Other	(111,596)	(103,326)	(85,731)	8.0%	30.2%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 8.2 million during the first quarter of 2011, mainly due to recovered credits, partially offset by provisions for other contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2011, a gain of AR$ 38.8 million was recorded, mainly due to BBVA Frances’ stake in the Consolidar Group.

Balance and Activity

Total Public Sector Exposure

As previously mentioned, according to Central Bank Communication “A 5180”, dated March 1, 2011 the presentation criteria for public bonds and Central Bank’s instruments was modified.

In line with the new regulation, holdings recorded in the available for sale category were reclassified in holdings booked at fair value and in central bank instruments line items.

Total exposure to public sector national treasury debt decreased during the first quarter of 2011, mainly due to the sale of part of the portfolio.

The Bank’s portfolio of Central Bank bills and notes, increased by 4.8% during the first quarter of 2011, mainly as a consequence of liquidity management.

As of March 31, 2011, public sector national treasure assets, net of holdings linked to reverse repo transactions, represented 8.4% of the Bank’s total assets. Total exposure to BCRA bills and notes represented 9.9% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and also, the BCRA bills and notes.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10

Holdings	6,231,949	5,616,603	5,240,423	11.0%	18.9%
Holdings booked at fair value	2,319,927	—	—	0	0
Holdings booked at amortized cost	181	—	—	0	0
Central Bank instruments	3,811,397	2,236,026	2,801,109	70.5%	36.1%
Trading	—	4,813	48,274	-100.0%	-100.0%
Unlisted Goverment Securities	—	2,055,451	1,917,096	-100.0%	-100.0%
Available for Sale	—	1,228,297	746,908	-100.0%	-100.0%
Other fixed income securities	100,634	92,205	135,754	9.1%	-25.9%
Allowances	(190)	(189)	(408,718)	0.5%	-100.0%
Repurchase Agreements	910,591	—	—	—	—
Trading (Reverse repo)	(910,591)	—	—	—	—
Trading (Reverse repo)	—	—	—	0.0%	0.0%
Net Position	5,321,358	5,616,603	5,240,423	-5.3%	1.5%
Holdings at fair value through profit or loss	2,319,927	—	—	-100.0%	-100.0%
Holdings at amortized cost	181	—	—	-100.0%	-100.0%
Central Bank instruments	2,900,806	2,236,026	2,801,109	29.7%	3.6%
Trading	0	4,813	48,274	-100.0%	-100.0%
Unlisted Goverment Securities	0	2,055,451	1,917,096	-100.0%	-100.0%
Available for Sale	0	1,228,297	746,908	-100.0%	-100.0%
Other fixed income securities	100,634	92,205	135,754	9.1%	-25.9%
Allowances	(190)	(189)	(408,718)	0.5%	-100.0%

Loan Portfolio

The private sector loan portfolio totaled AR$ 16.4 billion by the end of March 31, 2011, increasing 7.6%, compared with the previous quarter, and 57.3% compared with the same quarter in 2010.

During the first quarter of 2011, all segments showed excellent performance, particularly the Retail and Corporate segments, which increased 7.4% and 10.0%, respectively. The increase in consumption was driven by growth in personal loans, car loans and credit cards, while the mortgage portfolio showed a slight decrease. The corporate segment increase was led by financial loans and advances. On the other hand, the growth in the middle market segment was produced by the increase in discounted and purchased notes as well as loans that finance foreign trade operations.

Compared with the same quarter of 2010, the significant economic growth was reflected in the expansion recorded by the private loan portfolio, mainly as a consequence of the excellent performance of loans to individuals and to businesses. The retail segment increased 49.6% (AR$ 2.4 billion), the middle market segment 75.6% (AR$ 1.7 billion) and the corporate segment 54.5% (AR$ 1.9 billion).

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Private & Financial sector loans	16,350,242	15,191,356	10,393,802	7.6%	57.3%
Advances	2,478,445	2,366,957	1,648,420	4.7%	50.4%
Discounted and purchased notes	2,143,170	2,086,979	1,205,363	2.7%	77.8%
Consumer Mortgages	838,860	840,841	821,273	-0.2%	2.1%
Car secured loans	992,688	831,981	521,091	19.3%	90.5%
Personal loans	2,678,376	2,473,299	1,885,749	8.3%	42.0%
Credit cards	2,582,693	2,457,922	1,512,034	5.1%	70.8%
Loans to financial sector	556,446	517,193	346,627	7.6%	60.5%
Other loans	4,306,045	3,817,382	2,623,303	12.8%	64.1%
Unaccrued interest	(29,886)	(28,292)	(17,425)	5.6%	71.5%
Adjustment and accrued interest & exchange differences receivable	223,319	223,321	183,924	0.0%	21.4%
Less: Allowance for loan losses	(419,914)	(396,227)	(336,557)	6.0%	24.8%
Loans to public sector	207,587	197,778	333,869	5.0%	-37.8%
Loans to public sector	72,004	67,317	120,520	7.0%	-40.3%
Adjustment and accrued interest & exchange differences receivable	135,583	130,461	213,349	3.9%	-36.5%
Net total loans	16,557,829	15,389,134	10,727,671	7.6%	54.3%

Asset Quality

During the first quarter of 2011, BBVA Frances continued to exhibit solid asset quality and coverage ratios, which continued to be the best of the Argentine Financial System.

As of March 31, 2011, the Bank’ asset quality ratio (non- performing loans over total loans) was 0.51%, while its coverage ratio (provisions over of non-performing loans) reached 482.6%.

Asset quality continued in the same levels as in previous quarter and improved compared with the same quarter of 2010, reflecting the efficient risk policy implemented by the Bank.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Non-performing loans (1)	87,006	80,377	115,147	8.2%	-24.4%
Allowance for loan losses	(419,914)	(396,227)	(336,557)	6.0%	24.8%
Non-performing loans/net total loans	0.51%	0.51%	1.04%	0.6%	-50.8%
Non-performing private loans/net private loans	0.52%	0.52%	1.07%	0.6%	-51.7%
Allowance for loan losses/non-performing loans	482.63%	492.96%	292.28%	-2.1%	65.1%
Allowance for loan losses/net total loans	2.47%	2.51%	3.04%	-1.5%	-18.7%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Balance at the beginning of the quarter	401,202	354,238	342,902	13.3%	17.0%
Increase / decrease	41,576	64,287	30,706	-35.3%	35.4%
Provision increase / decrease - Exchange rate difference	727	115	531	532.2%	-36.9%
Decrease	(18,428)	(17,438)	(32,059)	5.7%	-42.5%
Balance at the end of the quarter	425,077	401,202	342,080	6.0%	24.3%

Deposits

As of March 31, 2010, total deposits reached AR$ 24.1 billion, an increase of 7.2% and 29.8% compared with the previous quarter and to the first quarter of 2010, respectively.

During the first quarter of the year, both, sight deposits and time deposits registered an increase growing 7.3% and 6.3%, respectively.

Compared with the same quarter in 2010, sight and time deposits grew 27.4% and 33.6%, respectively.

In terms of currency, deposits denominated in pesos, grew 7.1% in the first quarter of 2011 and 34.5% in the last twelve months. On the other hand, recurring deposits in foreign currency increased 6.7% during the first quarter of the year, and 15.2% in the last twelve months.

By the end of March 31, 2011, deposits in foreign currency reached AR$ 5,209 million (equivalent to US$ 1,285.6 million), representing 21.4% of the Bank’s total deposits.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Total deposits	24,057,124	22,474,802	18,506,652	7.0%	30.0%
Current accounts	5,915,584	5,184,414	4,730,698	14.1%	25.0%
Peso denominated	5,824,017	5,180,672	4,269,667	12.4%	36.4%
Foreign currency	91,567	3,742	461,031	2347.0%	-80.1%
Saving accounts	7,729,326	7,533,437	5,976,811	2.6%	29.3%
Peso denominated	4,620,858	4,690,687	3,782,024	-1.5%	22.2%
Foreign currency	3,108,468	2,842,750	2,194,787	9.3%	41.6%
Time deposits	9,917,304	9,333,132	7,422,924	6.3%	33.6%
Peso denominated	8,117,657	7,443,061	5,720,563	9.1%	41.9%
CER adjusted time deposits	642	697	1,040	-7.9%	-38.3%
Foreign currency	1,799,005	1,889,374	1,701,321	-4.8%	5.7%
Investment Accounts	65,504	80,904	41,017	-19.0%	59.7%
Peso denominated	65,504	80,904	41,017	-19.0%	59.7%
Other	429,406	342,915	335,202	25.2%	28.1%
Peso denominated	219,340	198,539	169,765	10.5%	29.2%
Foreign currency	210,066	144,376	165,437	45.5%	27.0%
Rescheduled deposits + CEDROS (*)	46,742	48,351	62,362	-3.3%	-25.0%
Peso denominated	46,742	48,351	62,362	-3.3%	-25.0%

Total deposits + Rescheduled deposits & CEDROS	24,103,866	22,523,153	18,569,014	7.0%	29.8%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

As of March 31, 2011, other funding sources totaled AR$ 338.9 million, growing 61.7% compared with the previous quarter, mostly due to the increase in dollar funding lines, intended to finance foreign trade operations.

By the end of the first quarter of 2011, 42.4% of the balances shown in the table below were denominated in foreign-currency.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Lines from other banks	338,884	209,609	72,148	61.7%	369.7%
Senior Bonds	—	—	—	—	—
Other banking liabilities	338,884	209,609	72,148	61.7%	369.7%
Subordinated Debt	—	—	—	—	—

Total other funding sources	338,884	209,609	72,148	61.7%	369.7%

Capitalization

The Bank’s total shareholder’s equity totaled AR$ 3.1 billion as of March 31, 2011; whereas the excess of capital over the BCRA requirements was AR$ 869.3 million. On the same date, the capital ratio reached 14.0% of the assets adjusted to risk.

The unrealized valuation difference was reclassified in the Income Statement, as consequence of the modifications establishes by the Central Bank Communication “A 5180”, as previously mentioned.

During the first quarter, the shareholders at the Annual Ordinary and Extraordinary Shareholder’s meeting approved a cash dividend payment in the amount of AR$ 804 million, which was paid on April 26, 2011.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Capital Stock	536,361	536,361	536,361	0.0%	0.0%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	1,024,472	0.0%	0.0%
Reserves on Profits	1,042,021	802,385	658,693	29.9%	58.2%
Unappropriated retained earnings	983,773	1,831,928	1,417,114	-46.3%	-30.6%
Unrealized valuation difference	—	88,130	(21,774)	-100.0%	-100.0%
Total stockholders’ equity	3,050,266	3,746,915	3,078,505	-18.6%	-0.9%

The variations in the minimum capital required by the Central Bank during the last twelve months are mainly explained by a higher balance of assets at risk.

By the end of March 31, 2011 the excess of capital over Central Bank requirements represented 28.5% of total shareholders’ equity, demonstrating an adequate solvency level.

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
Central Bank Minimum Capital Requirements	2,363,378	2,144,846	2,136,105	10.2%	10.6%
Central Bank Minimum Capital Requirements (a, b)	2,132,719	1,924,898	1,934,794	10.8%	10.2%
Market Risk	137,420	127,025	104,571	8.2%	31.4%
Increase in capital requirements related to custody	93,239	92,923	96,740	0.3%	-3.6%

a) Central Bank Minimum Capital Requirements	2,132,719	1,924,898	1,534,719	10.8%	39.0%
Allocated to Asset at Risk	1,477,894	1,307,406	1,002,248	13.0%	47.5%
Allocated to Immobilized Assets	104,103	103,164	87,337	0.9%	19.2%
Interest Rate Risk	259,882	227,840	183,159	14.1%	41.9%
Loans to Public Sector and Securities in Investment	290,840	286,488	261,975	1.5%	11.0%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	400,000	1,858,458	1,934,794	-78.5%	-79.3%
5% of the securities in custody and book-entry notes	400,000	1,858,458	1,934,794	-78.5%	-79.3%

Bank Capital Calculated under Central Bank Rules	3,232,706	3,811,371	3,272,643	-15.2%	-1.2%
Core Capital	2,854,784	2,460,605	2,940,605	16.0%	-2.9%
Minority Interest	270,151	251,096	289,665	7.6%	-6.7%
Supplemental Capital	191,556	1,173,652	116,639	-83.7%	64.2%
Deductions	(83,785)	(73,982)	(74,266)	13.3%	12.8%

Excess over Required Capital	869,328	1,666,525	1,136,538	-47.8%	-23.5%

Capital Ratio (Central Bank rules)	14.0%	18.4%	19.6%	-23.9%	-28.8%
Excess over Required Capital as a % of Shareholders’ Equity	28.5%	44.5%	36.9%	-35.9%	-22.8%

Additional Information

	Quarter ended			% Change Qtr ended 12/31/10 vs. Qtr ended
in pesos except percentages	03/31/11	12/31/10	03/31/10	12/31/10	03/31/10
- Exchange rate	4.0520	3.9758	3.8763	1.9%	4.5%
- Quarterly CER adjustment	2.32%	2.31%	3.16%	0.4%	-26.5%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

.

Conference call

A conference call to discuss first quarter earnings will be held on Wednesday, May 11th, 2011, at 12:00 PM New York time – 13.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 708 5705 within the U.S. or +1 (913) 312 1456 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 2818696

Internet

This press release is also available www.bbvafrances.com.ar

CONTACTS

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bbvafrances.com.ar

Paula Bennati

Investor Relations

(5411) 4348-0000 ext. 25917

paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET

(in thousands of pesos)	03/31/11	12/31/10	09/30/10	03/31/10
ASSETS:
Cash and due from banks	5,995,772	5,690,995	6,229,957	5,419,543
Government and Private Securities	6,150,033	5,537,796	5,490,599	5,110,007
- Holdings booked at fair value	2,319,927	—	—	—
- Holdings booked at amortized cost	181	—	—	—
- Trading account (listed securities)	—	4,813	69,915	48,274
- Available for sale	—	1,228,297	950,737	746,908
- Reverse repo w/Central Bank	—	—	593,962	—
- Unlisted	—	2,055,451	1,976,055	1,917,096
- Listed Private Securities	18,718	13,398	3,331	5,338
- Bills and Notes from the Central Bank	3,811,397	2,236,026	2,028,659	2,801,109
Less: Allowances	(190)	(189)	(132,060)	(408,718)
Loans	16,557,829	15,389,134	13,415,387	10,727,671
- Loans to the private & financial sector	16,350,242	15,191,356	13,138,109	10,393,802
- Advances	2,478,445	2,366,957	2,348,828	1,648,420
- Discounted and purchased notes	2,143,170	2,086,979	1,674,905	1,205,363
- Secured with mortgages	838,860	840,841	824,883	821,273
- Car secured loans	992,688	831,981	707,216	521,091
- Personal loans	2,678,376	2,473,299	2,189,892	1,885,749
- Credit cards	2,582,693	2,457,922	1,949,629	1,512,034
- Loans to financial sector	556,446	517,193	372,048	346,627
- Other loans	4,306,045	3,817,382	3,251,749	2,623,303
Less: Unaccrued interest	(29,886)	(28,292)	(22,371)	(17,425)
Plus: Interest & FX differences receivable	223,319	223,321	190,768	183,924
Less: Allowance for loan losses	(419,914)	(396,227)	(349,438)	(336,557)
- Public Sector loans	207,587	197,778	277,278	333,869
Principal	72,004	67,317	97,192	120,520
Plus: Interest & FX differences receivable	135,583	130,461	180,086	213,349
Other banking receivables	1,597,922	997,607	4,051,782	1,076,975
- Compensatory Bond
- Repurchase agreements	820,451	—	598,169	99,874
- Unlisted private securities	81,797	78,688	94,249	89,957
- Unlisted Private securities: Trustees	119	119	119	40,459
- Other banking receivables	700,718	923,775	3,364,045	852,208
- Less: provisions	(5,163)	(4,975)	(4,800)	(5,523)
Investments in other companies	347,700	311,089	424,223	404,610
Intangible assets	74,255	63,700	64,331	65,030
- Organization and development charges	74,255	63,700	64,331	65,030
Other assets	1,491,719	1,407,938	1,254,234	1,070,108

TOTAL ASSETS	32,215,230	29,398,259	30,930,513	23,873,944

	03/31/11	12/31/10	09/30/10	03/31/10
LIABILITIES:
Deposits	24,103,866	22,523,153	21,703,846	18,569,014
- Current accounts	5,915,584	5,184,414	5,991,280	4,730,698
- Saving accounts	7,729,326	7,533,437	6,784,149	5,976,811
- Time deposits	9,917,304	9,333,132	8,431,339	7,422,924
- Investment Accounts	65,504	80,904	80,651	41,017
- Rescheduled deposits - CEDROS	46,742	48,351	53,019	62,362
- Other deposits	429,406	342,915	363,408	335,202
Other banking Liabilities	3,103,492	1,989,427	4,874,725	1,377,212
Other provisions	324,534	325,932	326,685	328,308
- Other contingencies	324,103	325,494	326,248	327,879
- Guarantees	431	438	437	429
Other liabilities	1,560,280	743,816	666,195	464,023
Minority interest	72,792	69,016	63,935	56,882

TOTAL LIABILITIES	29,164,964	25,651,344	27,635,386	20,795,439

TOTAL STOCKHOLDERS’ EQUITY	3,050,266	3,746,915	3,295,127	3,078,505

Total liabilities + stockholders’ equity	32,215,230	29,398,259	30,930,513	23,873,944

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT

(in thousands of pesos)	03/31/11	12/31/10	09/30/10	03/31/10
Financial income	756,372	975,221	1,054,863	657,877
- Interest on Cash and Due from Banks	—	—	—	—
- Interest on Loans Granted to the Financial Sector	21,016	17,988	15,258	15,739
- Interest on Overdraft	83,936	85,450	78,680	65,703
- Interest on Discounted and purchased notes	55,995	51,437	42,432	36,327
- Interest on Mortgages	29,817	29,080	27,882	27,465
- Interest on Car Secured Loans	34,708	30,910	26,483	23,291
- Interest on Credit Card Loans	76,178	66,096	64,428	48,697
- Interest on Other Loans	215,701	203,277	186,711	157,398
- From Other Banking receivables	5,165	4,528	7,974	302
- Interest on Government Guaranteed Loans Decree 1387/01	12,211	16,910	18,255	21,692
- Income from Securities and Short Term Investments	121,366	389,240	505,790	180,426
- Net Income from options	639	2,271	2,618	—
- CER	8,872	(231)	8,807	285
- Foreign exchange difference	45,952	38,719	39,307	41,910
- Other	44,816	39,546	30,238	38,642
Financial expenses	(253,259)	(236,184)	(220,233)	(181,258)
- Interest on Current Account Deposits	—	(6)	(3)	(3,960)
- Interest on Saving Account Deposits	(1,902)	(1,758)	(1,570)	(1,813)
- Interest on Time Deposits	(196,183)	(172,867)	(160,324)	(137,594)
- Interest on Other Banking Liabilities	(8,938)	(7,276)	(3,640)	(2,171)
- Other interests (includes Central Bank)	(1,592)	(3,726)	(6,071)	(602)
- CER	(47)	(47)	(47)	(80)
- Bank Deposit Guarantee Insurance system mandatory contributions	(9,878)	(9,778)	(8,882)	(8,079)
- Mandatory contributions and taxes on interest income	(34,445)	(32,992)	(28,172)	(22,944)
- Other	(274)	(7,734)	(11,524)	(4,015)
Net financial income	503,113	739,037	834,630	476,619
Provision for loan losses	(41,576)	(64,287)	(45,347)	(30,706)
Income from services, net of other operating expenses	303,827	290,356	275,910	263,480
Administrative expenses	(531,176)	(505,310)	(559,391)	(460,088)
Income (loss) from equity investments	38,820	16,187	18,477	5,665
Net Other income	8,203	7,634	31,718	(5,270)
Income (loss) from minority interest	(3,776)	(4,997)	(3,509)	(4,486)
Income before tax	277,435	478,620	552,488	245,214
Income tax	(81,953)	(80,748)	(115,228)	(85,540)

Net income	195,482	397,872	437,260	159,674

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03/31/11	12/31/10	09/30/10	03/31/10
ASSETS
Cash and due from banks	6,011,204	5,691,806	6,231,889	5,432,205
Government Securities	8,168,268	7,495,382	7,519,515	7,157,067
Loans	17,881,171	16,699,852	14,786,836	11,935,352
Other Banking Receivables	1,660,234	1,043,859	4,078,700	1,114,226
Assets Subject to Financial Leasing	603,029	534,457	423,317	296,331
Investments in other companies	114,448	110,138	110,215	106,606
Other assets	1,029,785	1,004,752	970,992	875,148

TOTAL ASSETS	35,468,139	32,580,246	34,121,464	26,916,935

	03/31/11	12/31/10	09/30/10	03/31/10
LIABILITIES
Deposits	24,036,159	22,461,307	21,653,704	18,557,557
Other banking liabilities	3,129,587	1,992,801	4,879,470	1,383,564
Minority interest	197,250	179,192	232,053	216,657
Other liabilities	5,054,877	4,200,031	4,061,110	3,680,652

TOTAL LIABILITIES	32,417,873	28,833,331	30,826,337	23,838,430

TOTAL STOCKHOLDERS’ EQUITY	3,050,266	3,746,915	3,295,127	3,078,505

STOCKHOLDERS’ EQUITY + LIABILITIES	35,468,139	32,580,246	34,121,464	26,916,935

	03/31/11	12/31/10	09/30/10	03/31/10
NET INCOME
Net Financial Income	653,263	889,587	973,715	604,925
Provision for loan losses	(41,576)	(64,287)	(45,347)	(30,706)
Net Income from Services	303,762	289,922	275,814	263,415
Administrative expenses	(551,165)	(514,440)	(573,177)	(486,443)
Net Other Income	(68,523)	(80,768)	(63,549)	(100,082)

Income Before Tax	295,761	520,014	567,456	251,109

Income Tax	(82,222)	(109,859)	(125,133)	(87,960)

Net income	213,539	410,155	442,323	163,149

Minoritary Interest	(18,057)	(12,283)	(5,063)	(3,475)

Net income for Quarter	195,482	397,872	437,260	159,674

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 10, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer